Exhibit 99.1

YAMANA GOLD ANNOUNCES FOURTH QUARTER AND FULL YEAR 2015 RESULTS

TORONTO, ONTARIO, February 18, 2016 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or "the Company") is herein reporting its financial and operating results for the fourth quarter and full year 2015, and its mineral reserve and mineral resource estimate for the year ended December 31, 2015, with some highlights provided as follows.

OPERATIONAL HIGHLIGHTS

•	Record total production of 1.28 million ounces of gold, including 345,788 ounces of gold in the fourth quarter of 2015, with record annual gold production from Canadian Malartic, Gualcamayo and Minera Florida; and
o	Fourth quarter production increases compared to the prior year of 18% at Chapada, 10% at Canadian Malartic, 15% at Gualcamayo and 37% at Jacobina.

•	Cash costs(1) of $596 per ounce of gold for the full year and $541 per ounce for the fourth quarter.

•	All-in sustaining costs ("AISC")(1,2) of $842 per ounce of gold for the full year and $753 per ounce of gold for the fourth quarter.

•	Full year production of 9.0 million ounces of silver at cash costs of $7.12 per ounce and AISC(1,2) of $10.81 per ounce; including
o	2.0 million ounces at cash costs of $7.48 per ounce and AISC of $10.78 in the fourth quarter of 2015.

•	Full year production of 131.0 million pounds of copper production at co-product cash costs(1) of $1.46 per pound at Chapada; including
o	36.6 million pounds at co-product cash costs of $1.30 per pound in the further quarter of 2015.

FINANCIAL HIGHLIGHTS

•	Revenue from continuing operations of $1.8 billion for the full year and $463 million for the fourth quarter of 2015.

(All amounts are expressed in United States dollars unless otherwise indicated.)
1.	Refers to a non-GAAP measure. Reconciliation of non-GAAP measures are available at www.yamana.com/Q42015.
2.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.
3.	Cash flows from operating activities.

The following chart summarizes the Company's cash flows(3) in the fourth quarter and full year 2015.

Full year 2015	Actual	Per share	Adjusted*	Per share
Operating cash flow before net change in working capital (1)	670,522	0.72	529,722	0.57
Operating cash flow after net change in working capital	531,746	0.57	390,946	0.42

Fourth Quarter 2015	Actual	Per share	Adjusted*	Per share
Operating cash flow before net change in working capital (1)	297,595	0.31	150,495	0.16
Operating cash flow after net change in working capital	328,743	0.35	181,643	0.19
*Adjusted cash flows normalize the impact of the metal price agreement and reorganization costs.

•	Adjusted loss from continuing operations(2) for the full year of $73.7 million or $0.08 per share and $7.5 million or $0.01 per share for the fourth quarter.

•	Net loss from continuing operations for the full year of $2.1 billion or $2.24 per basic share and $1.8 billion or $1.95 per basic share for the fourth quarter, including after-tax impairments of $1.8 billion.

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OUTLOOK AND STRATEGY

Yamana takes a portfolio approach to managing its business and every mine and asset in the portfolio is evaluated based on production, costs, potential and planned returns.  The Company is disciplined with regards to its assets and strives to create value by setting key performance indicators and monitoring performance at each asset against these indicators.  The Company will look at alternative options to realize value if an asset does not meet its key performance indicators and will consider monetization in the right circumstances.

Within the Company's portfolio, it has designated certain assets as core and others as non-core.  In general, the Company looks at a balance among size and scale, cost, location, opportunity for development and improvement.  In addition, the Company evaluates the amount of management time required by a given asset compared to the value, potential and opportunity associated with the asset.  In this context, the Company will consider monetization of non-core assets in the right circumstances as it strives to maximize the value received for assets, but will not sell an asset if the asset carries more value in the portfolio than a potential sale can realize.   The Company will continue to look to strike the appropriate balance between realizing value and expediency when considering asset sales.

In early 2015, the Company designated certain assets to be placed in a separate division and established Brio Gold Inc. ("Brio Gold") as a subsidiary to hold those assets which include Pilar, Fazenda Brasileiro and C1 Santa Luz.  Over the course of 2015, Pilar and Fazenda Brasileiro were able to improve the quality of production, improve costs, increase cash flow and earnings before interest, taxes, depreciation and amortization ("EBITDA") generation, improve mineral resource models and mine plans, and increase mine lives.  Given the significant operational improvements at these assets, it has been concluded that they currently carry considerably more value within the Company's portfolio than outside the Company.

The Company remains committed to debt reduction and cost improvements.  Following debt reduction initiatives of over $286 million during 2015, the Company plans a further debt reduction of at least $300 million between 2016 and 2017. This will be achieved through organic generation of cash flow and other available means, including the monetization of secondary metals and assets.  While there are not yet any finalized plans in respect of any of these monetization initiatives, the Company continues to consider the many alternatives available to it.

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The Company believes in maintaining a strong balance sheet and ensuring financial flexibility through the prudent use of its revolving credit facility.  Furthermore, the debt maturity profile remains very manageable and well positioned, especially in the short- to medium-term with a total of $113 million scheduled debt payments by the end of 2017.  The Company targets Net Debt/EBITDA between 1.5 to 2.0 times, which the Company believes to be prudent financial policy and planning.  The Company expects improvements in the Net Debt/EBITDA ratio starting immediately in 2016. During the transition to this target level, leverage between 2.0 and 2.5 times will be targeted.  The Company expects to achieve its target levels through organic generation of cash flows at prevailing gold prices.  Acceleration of the debt reduction or improvements in the gold price would advance and accelerate these goals.

Building on the success of 2015, a record production setting year, for 2016, the Company intends to continue to focus on liquidity and cash flow while continuing optimization initiatives to deliver organic growth. This will firmly position the Company to be able to respond to current economic conditions.

For 2016, the Company expects to deliver gold production of between 1.23 million and 1.31 million ounces of gold.  Silver production is projected at between 6.9 million and 7.2 million ounces of silver and copper production is projected at between 122 million and 125 million pounds.  These numbers exclude any share of production from the Company's interest in Alumbrera.  The Company has increased confidence in 2016 production guidance as a result of the achievements of 2015, which include: streamlined operations and management; improved core management in exploration, development, operations and health and safety; improved resource models and mine plans; and improved timing relating to the evaluation and development of projects and development at existing mines.

The Company is targeting continuous production growth, and will continue to evaluate opportunities for optimizations and other operational improvements across its portfolio to further increase its production profile.  The Company will also continue to pursue organic production growth opportunities from the Cerro Moro project, Chapada expansion, Canadian Malartic developments, Monument Bay project, Kirkland Lake opportunities and Deep Carbonates project.

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YEAR END MINERAL RESERVES AND MINERAL RESOURCES SUMMARY

Proven and Probable Mineral Reserves
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Gold	781,063	0.63	15,895
Silver	20,644	147.8	98,098
	Tonnes (000s)	Grade (%)	Contained lbs (M)
Copper	523,839	0.26	3,059

Measured and Indicated Mineral Resources
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Gold	779,632	0.99	24,840
Silver	103,968	19.6	65,362
	Tonnes (000s)	Grade (%)	Contained lbs (M)
Copper	172,968	0.25	945

Inferred Mineral Resources
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Gold	321,527	1.47	15,215
Silver	47,046	53.6	81,096
	Tonnes (000s)	Grade (%)	Contained lbs (M)
Copper	109,140	0.30	711

For the year ended December 31, 2015.

The following chart summarizes the changes in mineral reserves from December 31, 2014 to December 31, 2015.  Most of the change over and above depletion is attributable to mineral reserves at Pilar and C1 Santa Luz being reclassified to mineral resources and mine model revisions at Mercedes and Canadian Malartic.  The Company expects to reclassify much of these ounces back into mineral reserves following some additional drilling.
Summary of Gold Reserves Movement
(In Millions of Ounces)
Opening: Gold Reserve Ounces 2014	19.6
Movements:
Pilar and C1 Reclassified to Mineral Resources	(2.1)
Ounces Mined in 2015	(1.5)
New Reserves	0.9
Mine Model Revisions at Mercedes and Canadian Malartic	(0.5)
Other Movements	(0.5)
Closing: Gold Reserve Ounces 2015	15.9

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A detailed breakdown of mineral reserves and mineral resources is provided as an Appendix to this release.  Mine by mine commentary on mineral reserves and mineral resources is also provided later on in the release.

Key operating and financial statistics for the fourth quarter and the 12 months ending December 31, 2015 are outlined in the following tables:
KEY STATISTICS
	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2015	2014	2015	2014
Revenue	463.0	542.9	1,824.9	1,835.1
Cost of sales excluding depletion, depreciation and amortization	(269.7)	(318.6)	(1,088.0)	(1,045.8)
Depletion, depreciation and amortization	(146.4)	(136.7)	(541.9)	(503.5)
General and administrative expenses	(28.1)	(29.4)	(118.0)	(122.4)
Exploration and evaluation expenses	(7.1)	(5.9)	(23.1)	(20.0)
Equity (losses)/earnings from associate (Alumbrera)	(0.2)	3.6	(17.5)	(7.1)
Mine Operating earnings	46.9	87.6	195.0	285.8
Net (loss)/earnings from continuing operations	(1,842.2)	(299.5)	(2,099.6)	(1,194.9)
Net (loss)/earnings from continuing operations per share	(1.95)	(0.34)	(2.24)	(1.46)
Adjusted earnings from continuing operations	(7.5)	(16.2)	(73.7)	41.5
Adjusted earnings from continuing operations per share	(0.01)	(0.02)	(0.08)	0.05
Cash flow generated from continuing operations after changes in non-cash working capital	328.7	183.6	531.8	513.9
Per share	0.35	0.21	0.57	0.62
Adjusted cash flow from operations before changes in non-cash working capital	150.5	176.7	529.8	647.6
Per share	0.16	0.20	0.57	0.79
Average realized gold price per ounce	1,101	1,199	1,156	1,256
Average realized silver price per ounce	14.67	16.39	15.71	18.84
Average realized copper price per pound	2.22	2.99	2.68	3.12

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PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY
	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
	2015	2014	2015	2014
Gold produced	345,788	352,572	1,275,375	1,197,652
Gold sold	342,194	346,588	1,248,401	1,068,662
Silver produced (millions of ounces)	1.96	2.65	9.01	10.15
Silver sold (millions of ounces)	1.88	2.77	8.90	9.88
Copper produced - Chapada (millions of pounds)	36.6	35.0	131.0	133.5
Copper sold - Chapada (millions of pounds)	38.6	33.8	126.0	123.5

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
Gold	2015	2014	2015	2014
Cash costs per ounce	$541	$513	$596	$516
Co-product cash costs per ounce	$605	$640	$662	$665
All-in sustaining costs per ounce	$753	$816	$842	$857
All-in sustaining costs per ounce, co-product basis	$784	$893	$868	$954
Silver	2015	2014	2015	2014
Cash costs per ounce	$7.48	$5.86	$7.12	$5.91
Co-product cash costs per ounce	$8.78	$7.88	$8.28	$7.70
All-in sustaining costs per ounce	$10.78	$10.02	$10.81	$10.64
All-in sustaining costs per ounce, co-product basis	$11.46	$11.17	$11.35	$11.69
Cash costs per pound of copper - Chapada	$1.30	$1.57	$1.46	$1.68

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PRODUCTION BREAKDOWN
	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
Gold Ounces	2015	2014	2015	2014
Chapada	34,498	29,270	119,059	107,447
El Peñón	59,375	77,111	227,288	282,617
Gualcamayo	52,864	46,009	180,674	180,412
Mercedes	20,407	30,364	84,137	105,212
Canadian Malartic	72,872	66,369	285,809	143,008
Minera Florida	29,180	27,953	112,580	100,076
Jacobina	28,727	20,909	96,715	75,650
Alumbrera	8,586	13,704	24,555	39,650
Fazenda Brasiliero	17,953	19,712	60,914	64,188
C1 Santa Luz	-	-	-	20,385
Pilar	21,326	18,757	83,184	60,090
Continuing Operations	345,788	350,158	1,274,915	1,178,735
Ernesto Pau-a-Pique	-	2,414	460	18,917
TOTAL	345,788	352,572	1,275,375	1,197,652

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
Silver Ounces	2015	2014	2015	2014
Chapada	70,547	73,310	274,533	296,955
El Peñón	1,584,280	2,286,949	7,692,811	8,475,133
Mercedes	102,116	107,396	382,943	398,137
Minera Florida	202,643	184,382	660,997	975,297
TOTAL	1,959,586	2,652,037	9,011,284	10,145,522

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Management Update
With the announced retirement of Charles Main, Executive Vice President, Finance and Chief Financial Officer ("CFO") effective the end of February 2017, Jason LeBlanc will transition to the role of CFO.  Mr. LeBlanc has been promoted to Senior Vice President, Finance as an interim step effective immediately.  This succession plan allows for an orderly transition of responsibilities over the coming year, which is expected to occur based on detailed steps over the period.

Mr. Main has been with Yamana as its Chief Financial Officer since it was founded in August 2003.  Mr. LeBlanc joined the Company in January 2006 and has over 15 years of research-based and financial experience in the mining industry.  During his time at Yamana, Mr. LeBlanc has held increasingly senior positions including most recently the position of Vice President, Finance and Treasurer since 2009.  Mr. LeBlanc has a Master of Finance from the University of Toronto, a Bachelor of Commerce from the University of Windsor and holds a Chartered Financial Analyst designation.

Charles Main commented on the announcement as follows: "I am very grateful to have spent the last twelve years at Yamana and to have seen it grow from a small junior company to a major presence in the gold mining industry.  I am very proud of what my colleagues have achieved together in building Yamana into a significant, dependable business.  I am confident in the abilities and experience that Jason brings to his new role and the contribution that he will make to building the Company into an even bigger and stronger organization."

Peter Marrone, Yamana's Chairman and Chief Executive Officer, commented on the announcement as follows: "On behalf of the Board of Directors and the rest of management, I would like to thank Chuck for his contribution to Yamana's growth and success since 2003.  He has demonstrated tremendous leadership and contributions as Yamana has grown into a leading producer with annual production in excess of 1.2 million ounces of gold per year.  Chuck's steady hand and calming influence to managing the Company's financial affairs has positioned Yamana well for future financial performance.  As our Treasurer, Jason has been an important member of management and contributed significantly to Yamana's strong financial position.  The planned one year transition period will allow for an orderly transition of responsibilities ensuring steady management and uninterrupted performance.  I would like to thank Chuck for his commitment over the years and congratulate Jason on his appointment.  Both Chuck and Jason have worked together for the past decade and with Jason demonstrating his commitment, competency and loyalty, he has earned his promotion and ultimate assumption within this transition period of the role of our new CFO."

In addition, Greg McKnight has been promoted into the role of Executive Vice President, Business Development.  Mr. McKnight has been involved with the Company heading up business development efforts since its inception in 2003.  He is currently managing the Company's Investor Relations department in addition to Business Development.  Mr. McKnight has approximately 25 years of investment banking and mining company management experience and has been actively involved in the building of Yamana over the past 13 years.  He holds a Bachelor of Commerce from the University of Toronto and a Master of Business Administration from the Ivey School of Business.

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Impairment of Assets
During the year ended December 31, 2015, the Company recorded non-cash impairment charges totalling $2.6 billion ($1.8 billion on an after-tax basis).  The following chart provides a breakdown of these impairments in addition to providing the resulting book values for assets subject to and not subject to impairments.  The largest contributor to the impairment was the write-down of values relating to exploration land and potential ounces.

(In millions of U.S. Dollars)	Impairment drivers (iii)			2015		As at December 31, 2015
	Mine Cash Flows	Value of Potential Ounces	Value of Exploration Land	Total Impairment (Pre-Tax)	Total Impairment (After-Tax)	Book Value (ii)
Mineral Properties Impaired
Gualcamayo	$227	$316	$29	$572	$371	$436
Argentina - exploration properties & other (i)	—	—	$510	$510	$336	$545
Mercedes	$58	$133	$368	$559	$391	$174
El Peñón	—	—	$544	$544	$339	$1,414
Minera Florida	$41	$30	$198	$269	$218	$378
Brio Gold Inc.	$92	—	—	$92	$62	$434
Alumbrera	$49	—	—	$49	$40	—
Total Mineral Properties	$467	$479	$1,649	$2,595	$1,757	$3,381
Mineral Properties Not Impaired
Chapada						$596
Jacobina						$716
Canadian Malartic and Canadian exploration portfolio						$1,514
Cerro Moro						$594
Agua Rica						$1,139
Advance-stage and other exploration assets (iv)						$268
Total						$8,208
i.	Argentina - Exploration properties & other includes certain exploration properties such as Suyai, Don Sixto, among others, acquired by the Company as part of the Viceroy, Meridian and Extorre acquisitions.
ii.	Net Book Values are after the impairment recorded during the period.
iii.	Represents management's assessment of the value changes driving the impairments of the mineral properties.
iv.	Advance-stage and other exploration assets includes Jeronimo, La Pepa, among others.

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During the fourth quarter, the Company performed its annual impairment test based on updated life of mine after-tax cash flow projections which were revised for updated estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, recent operating and exploration results, exploration potential, future operating costs, capital expenditures and long-term foreign exchange rates.  The Company examined future cash flows, the intrinsic value beyond proven and probable mineral reserves, value of land holdings, as well as other factors, which are determinants of commercial viability of each mining property in its portfolio.  Despite the fact that the main drivers for the impairment were the decrease in value of exploration land and value of potential ounces, the impairments of mineral properties are allocated to depletable and non-depletable assets on a proportional basis, consistent with IFRS.

In the context of the current metal price trends, the Company revised exploration potential and land interest multiples of exploration concessions, as well as the long-term metal price assumptions to $1,250 per ounce of gold, which had been higher in the previous year at $1,300 per ounce of gold.  These downward revisions of metal prices which negatively impacted future estimated cash flows, and the Company's updated view on value beyond mineral reserves and mineral resources, were the principal reason that led to the impairments of Argentina - exploration properties, Mercedes, El Peñón and Minera Florida.  In respect of its exploration potential multiples and exploration concessions, the Company's evaluation of the market values is assessed relative to the implied value of potential ounces and land based on the enterprise value of comparable exploration companies and market transactions, which have experienced a sharp decline.

In the case of Gualcamayo, in addition to the downward revision of price assumptions, the impairment also recognizes that capital has been expended during periods when metal prices were significantly in excess of the current levels.  Gualcamayo's carrying value includes such expended capital, and given the lower metal prices, the portion of the carrying value based on such expenditure was not supportable at the lower metal prices.  Additionally, the impairment reflects the recoverable value after higher construction and operating costs than anticipated and revisions to the life of mine model in consideration of the economics of certain areas, in particular the Deep Carbonates project which requires a viable arsenic treatment technology.
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Following recent efforts to divest certain assets, previously considered non-core and held within Brio Gold, the Company calculated the value for packages of properties of similar size and location, which was the basis for recent monetization efforts that were halted during the fourth quarter of 2015.  The Company impaired Brio Gold assets, principally the Pilar mine, to reflect these estimated values.

In light of lower short-term copper price assumptions, coupled with the fact that Alumbrera is expected to begin decommissioning by the middle of 2017, the Company concluded that a full write-down of this investment was required.  The Company does not expect further profitability from Alumbrera at current copper price levels.

In future periods, IFRS requires a reversal of the impairment when market conditions indicate that the fair value of the assets have increased and that the assumptions that gave rise to the impairment have changed significantly.  IFRS does not allow a write-up of an asset that is in excess of its original carrying value unless it is a reversal of a prior impairment.  As such, there may be significant assets whose recoverable amount may be in excess of their respective carrying values, however cannot be recognized or offset against any deficiencies from other assets.

These non-cash impairments provide no indication of future operating results and profitability. The Company remains confident in its ability to achieve production guidance and sufficiently fund commitments using current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

For an additional discussion, including the assumptions used in the determination of the impairment charges, please refer to Note 11: Impairments to the Consolidated Annual Financial Statements for the year ended December 31, 2015.

Evaluation of internal control over financial reporting and disclosure controls and procedures

In its assessment of the effectiveness of the design and operation of internal control over financial reporting, management concluded that certain internal controls relating specifically to some income taxes did not provide sufficient evidence as to whether or not the controls were operating effectively, and as such a material weakness has been determined.  The identified material weakness has not resulted in a misstatement or error in the Company's financial statements.  The Company has begun a re-design of these controls.

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Financial results for the year ended December 31, 2015
Net loss from continuing operations attributable to Yamana equity holders for the year ended December 31, 2015 was $2.1 billion or $2.24 per share, compared to net loss from continuing operations attributable to Yamana equity holders of $1.19 billion or $1.46 per share for the year ended December 31, 2014.  Net loss from continuing operations was after non-cash impairment charges in respect of certain mines of $1.8 billion (net of tax) and a $210.0 million charge arising from a non-cash tax expense relating to unrealized foreign exchange rate fluctuations.  Consistent with IFRS, these items have been recognized during the period incurred.  The Company has excluded these items from its adjusted loss as these items are non-cash and do not reflect the underlying performance of ongoing operations.  Income tax recovery for the year ended December 31, 2015 was $647.9 million, of which $829.5 million relates to the reversal of the deferred tax liabilities on impairment, compared to an income tax expense of $358.8 million in 2014.

Adjusted loss from continuing operations was $73.7 million or $0.08 per share for the year ended December 31, 2015, compared to adjusted earnings from continuing operations of $41.5 million or $0.05 per share for the year ended December 31, 2014.  Mine operating earnings for the year ended December 31, 2015 were $195 million, compared to $285.8 million in 2014.  Lower adjusted earnings and mine operating earnings for 2015 were attributed to lower realized metal prices of approximately 8% for gold, 17% for silver and 14% for copper, higher cash costs and depletion, depreciation and amortization expense predominantly due to higher gold sales volumes.  Adjusted earnings from continuing operations for the year reflects a loss on derivative and interest expense on additional debt.

Revenue was $1.8 billion for the year ended December 31, 2015 compared to $1.84 billion in 2014.  Higher volume of sales was offset by lower metal prices relative to 2014.  Revenue for the year ended December 31, 2015 was generated from the sale of 1.25 million ounces of gold, 8.9 million ounces of silver and 126.0 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 1.07 million ounces of gold, 9.9 million ounces of silver and 123.5 million pounds of copper for the year ended December 31, 2014.

The average realized price of gold in 2015 was $1,156 per ounce compared to $1,256 per ounce in 2014, or 8% lower.  The average realized price of copper was $2.68 per pound in 2015 compared to $3.12 per pound in 2014, or 14% lower, and the average realized price of silver was $15.71 per ounce in 2015 compared to $18.84 per ounce in 2014, or 17% lower.

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Cost of sales excluding depletion, depreciation and amortization for the year ended December 31, 2015 was $1.09 billion compared to $1.05 billion in 2014.  Cost of sales excluding depletion, depreciation and amortization was higher than that of 2014 due to higher sales volume slightly offset by lower costs.

Depletion, depreciation and amortization ("DDA") expense for the year ended December 31, 2015 was $541.9 million, compared to $503.5 million in 2014.  Higher DDA was attributable to additional DDA following the acquisition of Canadian Malartic which closed at the end of the second quarter in 2014 and Pilar which completed commissioning October 1, 2014 in addition to higher gold sales volumes.

Other expenses, as discussed below, include general and administrative, exploration and evaluation, other and net finance expenses were $329.8 million for the year ended December 31, 2015, compared to $361.9 million in 2014. For the year ended December 31, 2015:

•	General and administrative ("G&A") expenses were $118.0 million, in line with the $122.4 million in 2014. Results reflect the cost containment initiatives undertaken by the Company to respond to the current economic environment, offset by the inclusion of full-year G&A expenses related to Canadian Malartic compared to expenses for six months in 2014 and some additional expenses in relation to the formation of Brio Gold.

•	Exploration and evaluation expenses were $23.1 million, compared to $20.0 million incurred in 2014. Higher exploration and evaluation expenses, relative to 2014, are the result of additional funds spent on near-mine exploration mainly at El Peñón and Mercedes.

•	Other expenses were $71.4 million, compared to $189.2 million in 2014. Other expenses in 2014 reflect non-recurring provisions, demobilization and reorganization costs and transaction costs related to the acquisition of a 50% interest in Osisko with no current period comparative balance.

•	Net finance expense was $117.2 million, compared to $30.3 million in 2014. Higher net finance expense reflects higher interest expense due to additional long-term debt associated with the acquisition of Canadian Malartic in June, 2014 and lower capitalized interest on projects compared to the same period of 2014 in addition to a loss on derivatives in the current year, compared to a gain in the prior period.

Equity loss from Alumbrera was $17.5 million for the year ended December 31, 2015 compared to equity loss of $7.1 million for the same period of 2014.  Equity loss was due to lower metal prices and impairment of assets attributable from Alumbrera.  Cash dividends received from the Company's equity investment in Alumbrera during 2015 were $nil compared to $44.2 million in 2014.

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Financial results for the three months ended December 31, 2015
Net loss from continuing operations attributable to Yamana equity holders for the three months ended December 31, 2015 was $1.84 billion or $1.95 per share basic and diluted, compared to net loss from continuing operations attributable to Yamana equity holders of $299.5 million or $0.34 per share basic and $0.35 per share diluted for the three months ended December 31, 2014.  Net loss from continuing operations includes the non-cash impairment charges totalling $2.6 billion ($1.8 billion on an after-tax basis).

Adjusted loss from continuing operations was $7.5 million or $0.01 per share for the three months ended December 31, 2015, compared to adjusted loss of $16.2 million or $0.02 per share for the same period of 2014.  Mine operating earnings for the three months ended December 31, 2015 were $46.9 million, compared to $87.6 million for the same period in 2014.  Adjusted loss and mine operating earnings for the period were due to lower sales and lower realized metal prices of approximately 8% for gold, 10% for silver and 26% for copper, and higher depletion, depreciation and amortization, and higher taxes.

Income tax recovery for the three months ended December 31, 2015 was $841.7 million, of which a recovery of $829.5 million relates to the reversal of the deferred tax liabilities on impairment partly offset by the income tax expense for the period, compared to an income tax expense of $35.6 million for the same period in 2014.

Revenue for the three months ended December 31, 2015 was $463.0 million, compared to the $542.9 million for the same period of 2014, as a result of lower sales quantities of gold and silver and lower metal prices.  Revenue for the fourth quarter was generated from the sale of 342,194 ounces of gold, 1.9 million ounces of silver and 38.6 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 346,588 ounces of gold, 2.8 million ounces of silver and 33.8 million pounds of copper for the three months ended December 31, 2014.

The average realized price of gold in the fourth quarter of 2015 was $1,101 per ounce compared to $1,199 per ounce for the same quarter in 2014, or 8% lower and the average realized silver price was $14.67 per ounce compared to $16.39 per ounce for the same quarter in 2014, or 10% lower.  The average realized price of copper was $2.22 per pound comparable to the $2.99 per pound for the fourth quarter in 2014, or 26% lower.

Cost of sales excluding depletion, depreciation and amortization for the three months ended December 31, 2015 was $269.7 million compared to $318.7 million for the same period in 2014.  Cost of sales excluding depletion, depreciation and amortization for the fourth quarter was lower than that of the same period in 2014 reflecting cost reduction initiatives implemented and lower sales volume as planned mine sequencing called for mining from lower grade areas at certain mines.

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Depletion, depreciation and amortization ("DDA") expense for the three months ended December 31, 2015 was $146.4 million compared to $136.7 million for the same period of 2014.  DDA expense is highly impacted by the higher cost of certain capitalized development areas and the areas that were mined during the current period that may have a different cost per ounce, resulting in a variation in cost per unit from period to period.

Other expenses, as discussed below, include general and administrative, exploration and evaluation, other and net finance expenses were $135.3 million for the three months ended December 31, 2015, compared to $142.1 million for the same period in 2014:

•	General and administrative expenses were $28.1 million, compared to $29.4 million for the same period in 2014. Results reflect the cost containment initiatives undertaken by the Company to respond to the current economic environment, offset by some additional expenses in relation to the formation of Brio Gold.

•	Exploration and evaluation expenses were $7.1 million, compared to $5.9 million for the same period in 2014. Higher exploration and evaluation expenses, relative to 2014, are the result of additional funds at several mines including El Peñón and Mercedes.

•	Other expenses were $37.2 million, compared to $99.0 million for the same period of 2014. Other expenses in 2014 includes increases in provisions for legal proceeding including silicosis and other provisions with no current period comparative.

•	Net finance expense was $63.0 million compared to net finance expense of $7.8 million for the same period in 2014. Higher net finance expense reflects losses of $14.6 million on derivatives in the current year, compared to gains on derivatives and other gains in the comparative period in 2014. Net finance expense also includes a foreign exchange loss of $17.2 million, compared to a loss of $0.9 million in the comparative period.

Equity loss from Alumbrera of $0.2 million for the three months ended December 31, 2015 compared to equity earnings of $3.6 million for the three months ended December 31, 2014.  Cash dividends received during the three months ended December 31, 2015 from the Company's equity investment in Alumbrera were $nil compared to $3.6 million for the same period in 2014.
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Operating Results for the year ended December 31, 2015

Gold production for 2015 was in line with the Company's annual guidance and achieved another production record.  Lower silver production resulted from planned lower grades and lower grade areas at El Peñón impacted by the transition from the periphery areas of Aleste-Bonanza, where grades have been more erratic, into other vein structures.  Lower cash costs overall reflect the implementation of several cost reduction initiatives during the year and the devaluation of foreign currencies against the US Dollar.

Building on the successes of 2014, 2015 was a transition year in which the Company focused on streamlining and optimizing operations to deliver organic growth at sustainable costs.  This is and will continue to be an imperative in a low price environment making operations resilient, with a focus on liquidity and cash flow.

GOLD

Record production for the year ended December 31, 2015 of 1.28 million ounces of gold, compared to 1.20 million ounces of gold produced in 2014, representing a 6% increase. Total production includes production from continuing operations of 1.27 million ounces of gold, compared to 1.18 million in 2014.  Production at most mines was generally in line with or above targets, except for El Peñón, Mercedes and Jacobina each of which experienced quarter-over-quarter operational improvements in the second half of 2015.  Among the most notable annual production results includes record gold production from Gualcamayo, Canadian Malartic and Minera Florida in addition to increases in production over 2014 from Jacobina of 28% and Chapada of 11%.

Following the concerted efforts to streamline operations and improve resource models and mine plans, the Company expects to deliver gold production in the range of 1.23 to 1.31 million in 2016.

Cash costs from continuing operations for the year ended December 31, 2015 averaged $596 per ounces of gold, compared to $516 per ounces of gold in 2014.  Cash costs were impacted by a lower copper credit contribution due to a decline in the copper price. The average realized price for copper in the year ended 2015 was 14% lower compared to the average in 2014.  Cash costs and co-product cash costs were impacted by planned lower grades at certain mines, offset by the devaluation of foreign currencies compared to the year ended December 31, 2014.  Co-product cash costs from continuing operations for the year ended 2015 were $662 per ounces of gold benefiting from higher production, compared to $665 per ounces of gold in 2014.  Co-product cash costs for the year ended 2014 from cornerstone assets were $659 per ounces of gold, compared to $667 in 2014.

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All-in sustaining costs from continuing operations ("AISC") were $842 per ounce of gold, compared to $857 per ounces of gold for the year ended 2014.  On a co-product basis, AISC were $868 per ounces of gold for the year ended 2015, compared to $954 for the year ended 2014.  AISC on a co-product basis from core assets were $802 per ounce of gold for the year ended 2015 or 11% lower, compared to the $901 in 2014.

Following a period of sustained decline in the foreign currencies in which the Company operates coupled with market expectations of US Dollar strength going forward, the Company will continue to benefit in the form of lower operating costs, given that the foreign exchange requirements for 2016 and beyond are unhedged.

SILVER

Silver production for the year ended December 31, 2015 was 9.0 million ounces compared to 10.1 million ounces of silver for the same period of 2014.  Cash costs from continuing operations for 2015 were $7.12 per ounce of silver, impacted by lower production and lower by-product copper credits when compared to $5.91 per ounce of silver in the same period of 2014.  Cash costs from continuing operations on a co-product basis were $8.28 per ounce of silver, compared to $7.70 per ounce of silver in 2014.  Lower expected grades at some mines and the transitional lower grades at El Peñón resulted in lower production at higher costs.

COPPER

Copper production for the year ended 2015 was 131.0 million pounds from the Chapada mine, compared to 133.5 million pounds in 2014.  A total of 17.0 million pounds of copper produced from Alumbrera were attributable to the Company, compared to 28.3 million pounds for the year ended December 31, 2014.  Total copper production for the year ended 2015 was 148.0 million pounds, compared to 161.7 million pounds in 2014.  Lower throughput at the Chapada mine resulted in lower production and are expected to continue into 2016, for which, production is expected to be in the 122 to 125 million pounds range.

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Co-product cash costs per pound of copper were $1.46 per pound for the year ended December 31, 2015 from the Chapada mine compared to $1.68 per pound of copper in 2014.  Co-product cash costs per pound of copper for the year ended December 31, 2015 including the Company's interest in Alumbrera was $1.68 per pound in line, compared to $1.77 per pound in 2014.

Operating Results for the three months ended December 31, 2015

Gold production for the fourth quarter was in line with the comparative period in 2014 and lower for silver.  Production at most mines was generally in line with or above targets and higher than the third quarter production.

GOLD

Fourth quarter production of 345,788 ounce of gold, compared to 352,572 ounce of gold produced in the fourth quarter of 2014.  Total production includes production from continuing operations of 345,788 ounce of gold, compared to 350,158 ounce of gold in the fourth quarter of 2014.  Production from cornerstone assets for the fourth quarter was 297,922 ounce of gold, in line with 297,986 ounce of gold in 2014.  Significant quarterly increases over the fourth quarter of 2014 includes an increase of 18% at Chapada, 10% at Canadian Malartic, 15% at Gualcamayo and 37% at Jacobina.

Total fourth quarter gold production was 6% higher than the third quarter of 2015 mainly attributable to production from the cornerstone mines.  Increases in production from the third quarter included increases of 20% at Gualcamayo, 14% at El Peñón and 8% at Chapada, partly offset by decrease in production of 5% at Malartic.

Cash costs from continuing operations for the fourth quarter of 2015 averaged $541 per ounce of gold, compared to $513 per ounce of gold in the fourth quarter of 2014.  Cash costs were impacted by lower by-product copper credits.  Co-product cash costs from continuing operations for the fourth quarter were $605 per ounce of gold lower, compared to $640 per ounce of gold for the fourth quarter of 2014 representing a 6% decrease.

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All-in sustaining costs from continuing operations ("AISC") were $753 per ounce of gold, compared to $816 per ounce of gold in the fourth quarter of 2014. AISC for the fourth quarter from cornerstone assets were $683 per ounce of gold, compared to $748 per ounce of gold in the third quarter and $776 per ounce of gold in the fourth quarter of 2014.  On a co-product basis, AISC from continuing operations were $784 per ounce of gold for the fourth quarter, compared to $893 per ounce of gold for the fourth quarter of 2014.  AISC on a co-product basis for the fourth quarter from cornerstone assets were $738 per ounce of gold, compared to $790 per ounce of gold in the third quarter and $869 per ounce of gold in the fourth quarter of 2014.

SILVER

Fourth quarter silver production was 2.0 million ounces compared to the 2.7 million ounces of silver in the same quarter of 2014 as mine plan in certain locations called for mining from areas with lower silver grades.  Production was also impacted by lower grades from the more erratic areas in the periphery of higher grade ore bodies at El Peñón.  Cash costs for the fourth quarter of 2015 were $7.48 per ounce of silver, impacted by lower production and lower by-product copper credits when compared to $5.86 per ounce of silver in the fourth quarter of 2014.  Cash costs on a co-product basis for the fourth quarter were $8.78 per ounce of silver, compared to $7.88 per ounce of silver in the fourth quarter of 2014.

COPPER

Total copper production for the three months ended December 31, 2015 was 43.7 million pounds, compared to 44.0 million pounds for the same period of 2014.  Copper production for the fourth quarter was 36.6 million pounds from the Chapada mine, compared to 35.0 million pounds for the same period of 2014.  A total of 7.1 million pounds of copper produced from Alumbrera were attributable to the Company, compared to 9.1 million pounds for the three months ended December 31, 2014.
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Co-product cash costs per pound of copper were $1.30 per pound from the Chapada mine, compared to $1.57 per pound of copper in the fourth quarter of 2014.  Co-product cash costs per pound of copper for the quarter including the Company's interest in Alumbrera were $2.04 per pound compared to $1.78 per pound for the fourth quarter of 2014.

Chapada, Brazil

Chapada delivered on expectations in the fourth quarter of 2015, following sequential quarter-over-quarter increases, meeting overall production targets for 2015, at 11% higher gold production than 2014. The Company continues to pursue efforts to further improve operational performance, with targets to increase recoveries and throughput with minimal capital expenditures, in addition to the implementation of cost improvement initiatives.  In particular, the retrofit of the flotation circuit is on schedule to be completed in the second quarter of 2016, expected to improve flotation recoveries, costs and overall plant availability.  Other initiatives in the crushing and grinding circuit are aimed towards improving available time and utilization in these areas.  These improvements are designed with a focus to ensure that this cornerstone asset continues to deliver value in a low price environment.

Higher gold production, compared to the fourth quarter of 2014 and to the third quarter of 2015, was due to planned higher gold feed grades partially offset by lower recoveries resulting from the increased Corpo Sul contribution.  Payable ounces of gold also increased due to higher ore grade.  Higher copper production compared to the fourth quarter of 2014 was due to higher throughput and recovery.  Silver production was slightly higher than the third quarter of 2015 and lower compared to the fourth quarter of 2014.

Cash costs for the fourth quarter were impacted by a 26% decline in the realized price of copper and the expiry of favourable copper contracts, resulting in a lower by-product credit for the fourth quarter of 2015 compared to the fourth quarter of 2014. Cash costs for the year were similarly impacted by a 14% lower realized price resulting in a lower by product credit partly offset by higher sales volume.

Lower co-product cash costs for gold and copper compared to the fourth quarter of 2014 and compared to the third quarter of 2015 were due to increased production, the further devaluation of the Brazilian Real and several cost containment initiatives implemented earlier in 2015.

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Chapada produced 119,059 ounces of gold and 274,533 ounces of silver for 2015, compared to 107,447 ounces of gold and 296,955 ounces of silver in 2014.  Co-product cash costs were $331 per ounce of gold and $3.19 per ounce of silver in 2015, compared to $416 per ounce of gold and $4.78 per ounce of silver in 2014.

Copper production was 131.0 million pounds in 2015, compared to production of 133.5 million pounds of copper in 2014.  Co-product cash costs for copper were $1.46 per pound in 2015, compared to $1.68 per pound in 2014.

In the fourth quarter of 2015, Chapada produced 34,498 ounces of gold and 70,547 ounces of silver compared to 29,270 ounces of gold and 73,310 ounces of silver for the same quarter of 2014.  Co-product cash costs were $280 per ounce of gold and $3.06 per ounce of silver in the fourth quarter, compared to $366 per ounce of gold and $4.70 per ounce of silver in the same quarter of 2014.

Copper production was 36.6 million pounds in the fourth quarter of 2015, compared to production of 35.0 million pounds of copper for the same quarter of 2014.  Co-product cash costs for copper were $1.30 per pound in the third quarter compared to $1.57 per pound for the same quarter of 2014.

El Peñón, Chile
At El Peñón, fourth quarter production resumed at a normalized level following planned lower production in the second and third quarters of 2015, following the transition from the periphery areas of Aleste-Bonanza, where grades had been more erratic, into other vein structures. Normalized production level in 2016 is expected to be comparable to the rate of production established in the first and fourth quarter to an annual range of between 235,000 to 250,000 ounces of gold and silver production in the range of 5.8 to 6 million ounces.  Furthermore, in 2016, the Company will focus on improving operation efficiency with a goal to increase mine productivity by 5% and a continued focus on reducing costs.

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Fourth quarter gold production increased by 14% compared to the third quarter due to planned production contribution from higher grade areas in both the north and south mines.  Gold and silver production were lower compared to the fourth quarter of 2014, mostly as a result of lower gold and silver grades and lower throughput partially offset by higher recoveries.  Lower gold and silver grades and local inflationary pressures also resulted in higher costs per ounce during the quarter compared to the fourth quarter of 2014 offset by cost reductions initiated in the first half of the year and the devaluation of the Chilean Peso.

The Company continues to focus on exploration at El Peñón aiming to extend mine life and promptly bring into production near mine discoveries. In particular, areas such as Tres Tontos W, Cerro Pampa Providencia and Borde Norte and the most recently discovered Ventura mineralization.

El Peñón produced 227,288 ounces of gold and 7.7 million ounces of silver in 2015, compared to 282,617 ounces of gold and 8.5 million ounces of silver in 2014.  Cash costs were $621 per ounce of gold and $8.38 per ounce of silver in 2015, compared to $545 per ounce of gold and $7.85 per ounce of silver in 2014.

In the fourth quarter of 2015, El Peñón produced 59,375 ounces of gold and 1.6 million ounces of silver, compared to 77,111 ounces of gold and 2.3 million ounces of silver for the same quarter of 2014.  Cash costs were $544 per ounce of gold and $9.32 per ounce of silver in the fourth quarter of 2015, compared to $537 per ounce of gold and $7.81 per ounce of silver in the same quarter of 2014.

Canadian Malartic (50% interest), Canada

Canadian Malartic achieved a historical annual production record, in line with expectations, benefiting from higher grades and throughput.  Cash costs were lower by 15% due to lower fuel and explosive costs, higher production and the devaluation of the Canadian Dollar, partly offset by high shutdown costs. The Company expects total production in 2016 to remain at the same levels of 2015.

Fourth quarter production exceeded the fourth quarter of 2014 by 10% and was the result of planned higher grades.  Cash costs in the fourth quarter were significantly lower than the fourth quarter of 2014.  These were positively impacted by higher production at higher grades and lower production costs as well as the devaluation of the Canadian Dollar.  Production in the fourth quarter was lower than the third quarter due to lower grade and lower throughput due to a longer than planned shutdown of the mill in December 2015, which also impacted cash costs.
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In 2015, as anticipated, the Company and its partner executed an operational refinement plan which proved to be successful in achieving full integration to optimize the operations and generate further value from this cornerstone asset.  Into 2016, Canadian Malartic will continue to pursue opportunities for refinement with a focus on improvements to the SAG mill and crusher liners in an attempt to reduce the number of scheduled shutdowns, improvements to the crusher availability, improvements to cyanide control, acquiring additional equipment to increase production from higher grade areas, among others.  In the medium to long term, the Company is expecting to pursue opportunities to increase throughput by optimizing rock fragmentation.  Additionally, the Odyssey zone and near pit/underground opportunities, will be further evaluated as these have the potential to provide new sources of ore for the mill.

Canadian Malartic produced a total 285,809 ounces of gold on a 50%-basis at cash costs of $596 per ounce in 2015.

In the fourth quarter of 2015, Canadian Malartic produced 72,872 ounces of gold on a 50%-basis, compared to 66,369 ounces of gold in the fourth quarter of 2014.  Cash costs were $606 per ounce of gold in the fourth quarter, compared to $684 per ounce in the fourth quarter of 2014.

Gualcamayo, Argentina

Increased fourth quarter production for 2015 contributed to an overall annual production record at Gualcamayo, exceeding expectations, as it benefited from increased throughput.  Cash costs were impacted by local inflationary pressures partly offset by the devaluation of the Argentine Peso.  Consistent with the mine plan, production beginning in 2016 is expected to be in the range of 150,000 to 165,000 ounces as the mine moves into lower grade areas.

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At Gualcamayo, production was significantly higher than the fourth quarter of 2014 as improved recoveries of inventories in the heap leach pad offset the overall lower gold grades mined, in line with the mining sequence.  Production also increased by 20% from that of the third quarter of 2015 following the completion of the Adsorption and Desorption plant.  Lower cash costs compared to the fourth quarter of 2014 were the result of higher production and the devaluation of the Argentinian Peso.

The Company will continue to pursue optimization initiatives in 2016 that include revisions to the mine plan, optimizing heap leach inventory balances and improving contract and service terms to reduce external expenditures.

During the fourth quarter, the Company reviewed the outcome of the initial technical and financial analysis of the Deep Carbonates project undertaken during the course of 2015.  The Deep Carbonates project is a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits with recoverable gold currently estimated at more than 1.1 million ounces.  As part of the ongoing work which will continue into 2016, the Company is considering a number of mining method alternatives to improve the capital spend profile and to de-risk the project.  The mineralization is open in almost every direction, and continued exploration is expected to further improve project economics.  The results of the aforementioned work will be evaluated during the course of 2016, whereupon a decision will be made as to whether to advance to a more detailed phase of study later in the year.

Gualcamayo produced 180,674 ounces of gold in 2015, compared to 180,412 ounces of gold in 2014.  Cash costs were $814 per ounce of gold in 2015, compared to $796 per ounce of gold in 2014.

In the fourth quarter of 2015, Gualcamayo produced 52,864 ounces of gold, compared to 46,009 ounces of gold in the same quarter of 2014.  Cash costs were $798 per ounce of gold in the fourth quarter of 2015, compared to $886 per ounce of gold in the fourth quarter of 2014.

Mercedes, Mexico

Annual production at Mercedes was impacted by higher dilution resulting in lower than planned gold and silver grades.  Cash costs for 2015 were impacted by lower production partly offset by the devaluation of the Mexican Peso.  Additionally, as cash costs are allocated based on a pre-established ratio at the beginning of the year, when production during the year does not match this ratio, the allocation may result in higher costs for a particular metal.  Cash costs were impacted in this manner at Mercedes in 2015. Going forward, the Company expects to take a fluid approach by revising the allocation based on the relative value of gold and silver revenue on a periodic basis.  Annual gold production levels are expected to be in the 85,000 to 90,000 range going forward with a slight decrease in 2018.
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Lower fourth quarter production at Mercedes, relative to 2014, resulted mainly from lower grades for both gold and silver.  Efforts to improve dilution control and the mine's cost structure continued in the fourth quarter.  The transition from long hole ("LH") to cut and fill mining was completed and has demonstrated the expected decrease in dilution.  LH mining will continue to contribute approximately 10% of total production   according to the mine plan. The fourth quarter was a refinement period in which the operating team ramped up mining production resulting in a slightly higher gold and silver production at lower costs compared to the previous quarter.  Quarter-over-quarter feed grades and recoveries improved from the third quarter by 10% and 1% for gold and 9% and 14% for silver, respectively.  In addition, gold and silver cash costs in the fourth quarter benefited from local currency depreciation.

The mine plan has been revised according to the new mining design and the operating team is continuing to increase productivity and efficiency.  Mercedes continues to pursue cost control initiatives offsetting the cost increases driven by the more selective mining method.  The Company remains confident that the transition initiatives undertaken in 2015 will have positive results on production and costs early in 2016.  This is evidenced by the 16% month-over-month increase in gold production in January, 2016 at 14% lower costs.

Mercedes produced 84,137 ounces of gold and 382,943 ounces of silver in 2015, compared to 105,212 ounces of gold and 398,137 ounces of silver in 2014.  Cash costs were $887 per ounce of gold and $7.91 per ounce of silver in 2015, compared to $681 per ounce of gold and $10.75 per ounce of silver in 2014.

In the fourth quarter of 2015, Mercedes produced 20,407 ounces of gold and 102,116 ounces of silver, compared to 30,364 ounces of gold and 107,396 ounces of silver in the same quarter of 2014.  Fourth quarter gold and silver production exceeded the third quarter by 1% and 15%, respectively.  Cash costs were $852 per ounce of gold and $6.91 per ounce of silver in the fourth quarter of 2015, compared to $626 per ounce of gold and $10.58 per ounce of silver in the same quarter of 2014.  Fourth quarter cash costs for gold and silver production were 1% and 14% lower than the third quarter, respectively.

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Minera Florida, Chile

Increased fourth quarter production for 2015 contributed to an overall annual gold production record at Minera Florida, exceeding expectations. Gold production increased by 12%, compared to 2014 resulting from higher throughput and grades.  Lower silver production was due to lower planned grades following the mine sequencing.  Cash costs were impacted by local inflationary pressures and lower zinc credits due to lower prices, partly offset by the devaluation of the Chilean Peso.  In 2016, the Company expects gold production to be in line with 2015 with lower silver production. Several optimization opportunities will continue into 2016 including initiatives to reduce dilution through better drilling and blasting controls alongside other productivity improvement and cost reduction initiatives.

At Minera Florida, 4% higher gold production and 10% higher silver production compared to fourth quarter of 2014 was the result of increased throughput which is expected to be sustained during 2016. Silver production at lower costs was also impacted by higher recoveries offset by lower feed grade.  Gold cash costs were impacted by lower zinc by-product credits due to a lower metal price.

Minera Florida produced 112,580 ounces of gold and 660,997 ounces of silver in 2015, compared to 100,076 ounces of gold and 975,297 ounces of silver in 2014.  Cash costs were $712 per ounce of gold and $9.46 per ounce of silver in 2015, compared to $678 per ounce of gold and $6.08 per ounce of silver in 2014.

In the fourth quarter of 2015, Minera Florida produced 29,180 ounces of gold and 202,643 ounces of silver, compared to 27,953 ounces of gold and 184,382 ounces of silver in the same quarter of 2014.  Cash costs were $666 per ounce of gold and $7.49 per ounce of silver in the fourth quarter of 2015, compared to $634 per ounce of gold and $8.40 per ounce of silver in the same quarter of 2014.

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Jacobina, Brazil

Improvement initiatives in production and costs at Jacobina underpinned quarter-over-quarter production increases, resulting in 28% higher gold ounces at 27% lower cash costs in 2015 compared to 2014.  The significantly higher grade is consistent with the mine plan as development into higher grade areas continues to advance.  With a continued focus on dilution control, productivity improvements and cost reductions, the Company expects for production to progressively increase beginning in 2016.

Increased production at lower costs in the fourth quarter of 2015 compared to the fourth quarter of 2014 resulted mainly from higher feed grade and throughput.  Higher throughput contributed to higher fourth quarter production compared to the previous quarter.  Cash costs in the quarter were lower compared to the fourth quarter of 2014 and the third quarter of 2015 by 36% and 15%, respectively, favourably impacted by higher production and the devaluation of the Brazilian Reais.

Jacobina produced 96,715 ounces of gold in 2015, compared to 75,650 ounces of gold in 2014.  Cash costs were $788 per ounce of gold in 2015, compared to $1,078 per ounce of gold in 2014.

In the fourth quarter of 2015, Jacobina produced 28,727 ounces of gold, compared to 20,909 ounces of gold in the same quarter of 2014.  Cash costs were $609 per ounce of gold in the fourth quarter of 2015, compared to $959 per ounce of gold in the fourth quarter of 2014.

Brio Gold

On February 17, 2016, the Company's Brio Gold Division ("Brio Gold") entered into an Assignment and Assumption Agreement and a Restructuring Agreement pursuant to which it would acquire all right, title and interests in the Riachos dos Machados gold mine ("RDM") in Minas Gerais State from Macquarie Bank and Carpathian Gold for approximately $51 million in total consideration, subject to certain adjustments, including expenses.  Various external funding alternatives are being considered by the Company with respect to this transaction which would be expected to be completed by March 31, 2016.

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RDM is a producing open-pit mine with a production capacity of approximately 100,000 ounces of gold per year at an estimated average AISC of less than $800 per ounce over a seven year mine life based on current mineral reserves.  As of September 30, 2015, RDM has proven and probable mineral reserves of 711,000 ounces of gold, measured and indicated mineral resources of 190,000 ounces of gold in addition to an inferred mineral resource base of 416,000 ounces of gold. Further potential exists to increase production, reduce costs and expand current mineral resources and mineral reserves.

Carpathian became unable to pay outstanding debt and other obligations owed to Macquarie Bank which meaningfully and significantly exceed the purchase price.  The acquisition is deeply discounted reflecting the distressed debt nature of the transaction.  On completion of the acquisition, RDM would be owned by Brio Gold and held free and clear of all external debt and gold stream obligations.

The acquisition of RDM is expected to be highly accretive to the Company and RDM would significantly improve the production platform and value of Brio Gold.   At the current gold price and based on the Company's projected operating parameters for RDM, the acquisition price implies a Price to Net Asset Value ("P/NAV") of approximately 0.3 times and an after-tax acquisition internal rate of return of approximately 50%.

The Company currently operates three semi-autonomous operational divisions under common corporate oversight, one of which is Brio Gold.  This Company division manages certain of the Company's mines and assets in Brazil other than Chapada and Jacobina.  RDM would be managed within Brio Gold which is consistent with the objectives of that division to create a critical mass of smaller mines, primarily in Brazil, with under-recognized value and to surface their potential.  Based on the expected accretive nature of this transaction, the addition of RDM to the Brio portfolio of mines and projects is consistent with the objective of ultimately maximizing the value of Brio Gold.

Cumulatively, the Brio Gold would hold and own three producing mines with a combined annualized production of approximately 250,000 gold ounces at an all-in sustaining cost of below $800 per ounce and an advanced development stage project which has the potential to add an additional 100,000 ounces of annual production.  It would have a significant mineral reserve and mineral resources base of approximately 1.5 million ounces of mineral reserves and approximately 2.4 million ounces of mineral resources plus an additional 3.5 million ounces of inferred mineral resources with significant potential for further increase in mineral reserves and mineral resources.

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Previously, the Company had advanced plans to monetize a portion of the Brio Gold division, not including RDM, and concluded, late last year, that in the short and intermediate term, the division carries more value in the Company.  The Company believes there is significant unrecognized value in this portion of its portfolio.  In addition, the Company believes that the producing mines, which would include RDM, would carry sufficient production and cash flows to fund the development of the one development stage asset in the division.  The Company's focus in the short to medium term is on continuing to surface value within the Brio Gold division.  At this time, there are no final decisions made with respect to the monetization of all or any portion of this division.

Pilar, Brazil

Pilar produced a total of 21,326 ounces of gold in the fourth quarter of 2015, compared to 18,757 ounces of gold in the same quarter of 2014.  Higher production was the result of the contribution of production from Maria Lazarus, higher recoveries and higher throughput.  Maria Lazarus commenced production in August of 2015 and is expected to contribute, at full production, approximately 25,000 ounces of gold per year.   With the contribution from Maria Lazarus annual production at Pilar is expected to increase to approximately 100,000 ounces of gold.

Cash costs were $609 per ounce of gold in the fourth quarter of 2015, compared to $790 per ounce of gold in the same quarter of 2014.  Cash costs continued to improve both quarter-over-quarter and year-over-year.

Pilar produced 83,184 ounces of gold in 2015, compared to 18,757 ounces of gold in 2014.  Cash costs were $708 per ounce of gold in 2015.

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Fazenda Brasileiro, Brazil

At Fazenda Brasileiro, production and costs continued to improve quarter-over-quarter with production increasing approximately 6% and costs decreasing approximately 12% compared to the third quarter of 2015.  Production increased month-over-month in the fourth quarter with production in December over 7,000 ounces of gold. Improved production and costs in the quarter were the result of higher grade from the previous quarter of 2015.

In the fourth quarter of 2015, Fazenda Brasileiro produced a total of 17,953 ounces of gold, compared to 19,712 ounces of gold in the same quarter of 2014.  Cash costs were $586 per ounce of gold in the fourth quarter, compared to $558 per ounce of gold in the fourth quarter of 2014.

Fazenda Brasileiro produced 60,914 ounces of gold in 2015, compared to 64,188 ounces of gold in 2014.  Cash costs were $702 per ounce of gold in 2015, compared to $804 per ounce of gold in 2014.

C1 Santa Luz, Brazil

In the third quarter, the modified process flowsheet was identified and a five month detailed metallurgical testwork program was completed at C1 Santa Luz while it was held within Brio Gold.  The results of the work were incorporated into a Preliminary Economic Assessment, which included an updated mine design and production schedule based on a new mineral resource in connection with current operating cost estimates and recovery parameters.  The modified process flowsheet allows for the processing of the carbonaceous minerals at C1 Santa Luz and the overall weighted average recoveries is expected to be approximately 84%.

Currently there are six drill rigs in operation at C1 Santa Luz and the Company believes there will be a significant conversion of mineral resources to mineral reserves.  A new mineral reserve and resource estimate is expected for C1 Santa Luz by mid-year.  Detailed construction engineering is underway.  A construction decision is expected to be evaluated in the second quarter of 2016. Once operations resume, C1 Santa Luz is targeted to produce approximately 100,000 ounces of gold annually.

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Alumbrera (12.5% interest), Argentina

In the fourth quarter of 2015, Alumbrera produced 8,586 ounces of gold, compared to 13,704 ounces of gold in the same quarter of 2014.  Cash costs were $362 per ounce of gold in the fourth quarter on a co-product basis, compared to $244 per ounce of gold in the fourth quarter of 2014.

Alumbrera produced 24,555 ounces of gold in 2015, compared to 39,650 ounces of gold in 2014.  Cash costs were $525 per ounce of gold in 2015 on a co-product basis, compared to $324 per ounce of gold in 2014.

CONSTRUCTION AND DEVELOPMENT
Cerro Moro, Argentina
The Company announced, in early 2015, the formal decision to proceed with the construction of Cerro Moro and provided updated project parameters with respect to timing and capital investment.  During the course of 2015, detailed engineering for the 1,000 tonnes per day processing plant and mine was advanced to approximately 50% completion, in line with the published project execution schedule.  Included in the 2015 work program was the upgrading and extension of the site access road, conclusion of the locked-cycle metallurgical test work program, the placement of orders on various long-lead time items such as the tailings thickeners, and the continuation of the first stage of the construction camp.
The 2016 work program envisages the prudent ramp-up of site construction activities, the continuation of detailed engineering as well as the advancement of underground mining, in order to gain a better understanding of in-situ mining conditions.  Project capital expenditures in 2015 amounted to $27 million (excluding exploration and capitalized borrowing costs) and the expenditures for 2016 are expected to be approximately $49 million.  The 2016 capital expenditure forecast is lower than previously reported ($56 million) due to the favourable exchange rate variance and continues to reflect the previously reported execution schedule resulting in initial production the first quarter of 2018.   The current execution schedule further allows for a more thorough evaluation of the economic factors in Argentina, including the impact of the currency fluctuations following the ongoing impact of the recent Argentinian regime change. Furthermore, this approach allows for further exploration drilling in order to increase the size of the Cerro Moro mineral resources, in addition to improving the current mineral resource categorization.
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The Cerro Moro project contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining.  The feasibility study is based on annual production in the first three years of approximately 150,000 ounces of gold and 7.2 million ounces of silver, with annual production averaging approximately 130,000 ounces of gold and 6.4 million ounces of silver over an initial 6 year mine life at a throughput of 1,000 tonnes per day.  The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation and a Merrill Crowe circuit included.
The Company believes that the Cerro Moro project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property.  This will serve to significantly improve the returns and value from this high grade project.

MINERAL RESERVES AND MINERAL RESOURCES

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators.  This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a "qualified person" (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources reports. The Company's mineral reserve and mineral resource reports are reviewed by William Wulftange, Senior Vice President Exploration, who is a qualified person.

Total proven and probable mineral reserves as at December 31, 2015 were 15.9 million ounces of gold.  In 2015, a total of 1.5 million ounces of gold was extracted through production (representing a post recovery production of 1.3 million ounces of gold).  In addition, 1.2 million ounces were moved to measured and indicated mineral resources for C1 Santa Luz, some or all of which are expected to be upgraded in 2016 to mineral reserves with the planned pre-feasibility study expected to be completed by mid-2016.  Mine model revisions at Mercedes decreased mineral reserves beyond those ounces that were depleted through production, which is also true for Pilar at which mineral reserves were reclassified to mineral resources pending on additional work in 2016.  Silver mineral reserves were 98.1 million ounces.  Copper mineral reserves were 3,059 million pounds.

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Total measured and indicated mineral resources as at December 31, 2015 were 24.8 million ounces of gold (including the reclassification of 1.2 million ounces from mineral reserves associated with C1 Santa Luz).  The increase in measured and indicated mineral resources is mainly due to the additions from C1 Santa Luz as discussed above, and the acquisition of Monument Bay.  Total measured and indicated mineral resources for silver were 65.4 million ounces.  Total measured and indicated mineral resources for copper were 946 million pounds.  Total inferred mineral resources as at December 31, 2015 were 15.2 million ounces of gold, 81.1 million ounces of silver and 711 million pounds of copper.

Assumptions for metal prices used in the estimates of mineral reserves and mineral resources include: gold price of $1,150 per ounce, silver price of $18.00 per ounce and copper price of $3.00 per pound, except where noted in the mineral reserve and mineral resource tables contained in the Company's 2015 annual report, the most significant of which was Canadian Malartic at which mineral reserves of gold were previously calculated at $1,300 per ounce.  While these price assumptions remain unchanged from prior year, as a significant portion of costs for the Company are locally denominated, these prices in local currency compared favourably to the prior year.

Complete information relating to mineral reserves and mineral resources indicating a complete listing of metal-price assumptions, tonnage, grade and recoveries is contained in a complete mineral resource and mineral reserve table at the end of this press release.

A summary of mineral reserves and mineral resources on a mine by mine basis follows below.

Canadian Malartic, Canada (50%)
Page | 34

On August 14, 2014, the Company and its partner, Agnico Eagle Mines Limited, jointly filed a National Instrument 43-101 updated technical report for Canadian Malartic with an updated estimate of mineral reserves and mineral resources as of June 16, 2014.  The current inventory of mineral reserves and mineral resources reflects that estimate and has been depleted as a result of the production from June 16, 2014 until the end of 2015.

At Canadian Malartic, Yamana's 50% share of mineral reserves were 3.86 million ounces of gold contained in 110.8 million tonnes of ore at 1.08 g/t.  The decrease in mineral reserves, compared to prior year, of 0.47 million ounces was principally due to mining extraction and production in 2015 which totalled 285,809 ounces of gold, a lower price of $1,150 per ounce used for the current year mineral reserve calculation, versus $1,300 per ounce in the prior year, a change in the cutoff grade to include the Net Smelter Return payable to Osisko Gold Royalties which was not included in 2014 and the termination of the Gouldie open pit.  Gold mineral reserve grades increased to 1.08 g/t as compared to 1.06 g/t in the prior year.

Mineral resources have decreased from 2014 levels as all mineral resources outside of the current pit have been reevaluated at a 1.0 g/t gold cutoff.  The higher cutoff reflects the decision that mineral resources outside the current pit will not be open-pit mined although the underground mining potential may be evaluated in the future.  Exploration drilling of the Odyssey deposit transitioned to definition drilling in the fourth quarter with the goal of completing a 100 metre by 100 metre grid on the current defined mineral extents by the third quarter of 2016. The tighter grid spacing will allow for the reclassification of the mineralization as inferred mineral resources, will provide a basis for an in house scoping study and will aid the optimization of subsequent infill drill programs.  The Canadian Malartic partnership is committing significant exploration funding of C$8 million to Odyssey during 2016 to outline the size potential of the ore and outline a maiden inferred mineral resource before the first quarter of 2017.

El Peñón, Chile

Gold mineral reserves  were approximately 1.5 million ounces and silver mineral reserves were approximately 49.8 million ounces, contained in 9.1 million tonnes of ore at 4.98 g/t of gold and 170.2 g/t of silver, after production of 227,288 ounces of gold and approximately 7.7 million ounces of silver.  Mineral resources were 905,000 ounces of gold and 27.0 million ounces of silver contained in 3.73 million tonnes of ore at 7.54 g/t of gold and 224.8 g/t of silver.

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In 2015, the Company focused exploration on short-term mine production and undertook a longer term view to mineral reserve and mineral resource identification.  The 2015 exploration program successfully identified new vein structures including Aleste Sur, Providencia Sur, Abundancia-Borde Oeste, Ventura Oeste and others.

These veins are near current mine infrastructure and can be quickly developed for production purposes as continuity and extent are confirmed.  During 2016, these areas will continue to be advanced through drilling and underground development to bring these new mineral resources to mineral reserves.

In 2016 through 2018, the Company will concentrate exploration on mineral reserve and mineral resource delineation.  The 2 to 3 year long-term program that began in 2015 includes near mine exploration for 200,000 oz to 500,000 oz or larger mineral bodies.  Mine site exploration have identified and prioritized several of these targets during 2015 which will continue to be developed and tested during 2016 together with other new targets.

These targets include southwest of Quebrada Orito, northeast trending structures similar to Discovery Wash that would connect Quebrada Orito to Quebrada Colorada and a second that would connect Quebrada Colorada to Cerro Martillo.  Mine site exploration will also continue to drill testing southerly extensions of Providencia Sur along with en echelon features at Fortuna and for north south trending structures west of Tres Tontos.

Exploration from underground stations will continue to progress throughout the year and will be greatly advanced with underground development into the Abundancia-Borde Oeste corridor up to the Ventura veins which continues to be an important focus of exploration and the future of El Peñón. Surface exploration has identified several parallel structures to the Ventura vein and underground testing will provide further mineral resource and mineral reserve growth in these vein structures.

Chapada, Brazil

Gold mineral reserves were approximately 4.12 million ounces contained in 580 million tonnes at 0.22 g/t of gold.  Gold measured and indicated mineral resources were 2.04 million ounces contained in 248 million tonnes of ore at 0.26 g/t.  Gold inferred mineral resources were 972,000 ounces contained in 133 million tonnes of ore at 0.23 g/t of gold.  The mining extraction and production was offset by additional ounces from the Sucupira discovery.

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Copper mineral reserves were approximately 3,033 million pounds contained in 521 million tonnes of ore at 0.26% of copper.  Copper measured and indicated mineral resources decreased slightly to 838 million pounds contained in 158 million tonnes of ore at 0.24% of copper.  Copper inferred mineral resources nearly doubled to 678 million pounds, contained in 106 million tonnes of ore at 0.29% of copper.

Gold mineral reserves where replaced at Chapada and copper mineral reserves increased reflecting gains from the infill program, remodeling of Corpo Sul and adjustments to economical parameters to reflect current costs of production.

Gualcamayo, Argentina

Gold mineral reserves were 967,000 ounces contained in 26 million tonnes of ore at 1.17 g/t of gold.  Gold measured and indicated mineral resources were 4.5 million ounces contained in 119 million tonnes of ore at 1.16 g/t of gold.

During the fourth quarter, the Company reviewed the outcome of the initial technical and financial analysis of the Deep Carbonates project undertaken during the course of 2015.  The Deep Carbonates project is a potential large scale, bulk tonnage underground operation beneath the current QDD pit limits with recoverable gold currently estimated at more than 1.1 million ounces.  As part of the ongoing work which will continue into 2016, the Company is considering a number of mining method alternatives to improve the capital spend profile and to de-risk the project.  The mineralization is open in almost every direction, and continued exploration is expected to further improve project economics.  The results of the aforementioned work will be evaluated during the course of 2016, whereupon a decision will be made as to whether to advance to a more detailed phase of study later in the year.

Jacobina, Brazil

Gold mineral reserves were approximately 2.0 million ounces contained in 21.7 million tonnes of ore at a grade of 2.86 g/t of gold.  Gold measured and indicated mineral resources were 2.6 million ounces contained in 33.1 million tonnes of ore at a grade of 2.42 g/t of gold.  Inferred mineral resources were 1.5 million ounces contained in 15.4 million tonnes of ore at an average grade of 3.14 g/t of gold.

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Mineral reserves and mineral resources decreased due to mining extraction and production from the 2014 mineral reserve inventory. This was slightly offset by the focus on definition and infill drill programs that were successful in increasing mine development to approximately 6 months of planned production levels.

Minera Florida, Chile

Gold mineral reserves were 596,000 ounces and silver mineral reserves were approximately 3.9 million ounces contained in 7.2 million tonnes of ore at 2.57 g/t of gold and 16.7 g/t of silver.

Measured and indicated mineral resources were 867,000 ounces of gold and 5.0 million ounces of silver contained in 5.091 million tonnes of ore at 5.30 g/t of gold and 30.3 g/t of silver.  Inferred mineral resources were 933,000 ounces of gold and 5.1 million ounces of silver contained within 5.3 million tonnes of ore at a 5.50 g/t of gold and 29.7 g/t of silver.

Mercedes, Mexico

Mineral reserves at Mercedes were 333,000 ounces of gold and 3.8 million ounces of silver contained in 2.4 million tonnes of ore at 4.33 g/t of gold and 48.8 g/t of silver.  The Mercedes mine transitioned in 2015 from long hole stopping mining to cut and fill mining.  The increased operational costs with this more selective mining method resulted in an increase in the reserve cutoff grade that translated into a decrease in mineral reserves.  The change in mining method is providing higher feed grades to the Mercedes mill.

Cerro Moro, Argentina

At Cerro Moro, gold and silver mineral reserves were unchanged at 715,000 ounces gold and 40.7 million ounces of silver, contained in 1.9 million tonnes of ore at a grade of 11.38 g/t gold and 648.3 g/t silver. The mineral reserve and mineral resource models will be updated during the course of 2016 taking into consideration updated gold and silver price points, new additions to mineral reserves as well as any changes to the mining parameters coming from the underground development works planned for 2016.

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Gold and silver mineral resources in the measured and indicated categories were unchanged as well at 238,000 ounces gold and 20.3 million ounces silver contained in 3.3 million tonnes of ore at 2.23 g/t gold and 190.3 g/t silver. Inferred gold and silver mineral resources of 279,000 ounces gold and 14.4 million ounces silver contained in 4.4 million tonnes of ore at 1.96 g/t gold and 101.3 g/t silver in the periphery of the main deposits.

Monument Bay, Canada

In June 2015, as part of the Mega Precious Metals Inc. acquisition, the Company acquired the Monument Bay property, which is located in Manitoba, approximately 570 kilometres northeast of Winnipeg, and consists of 136 contiguous claims totalling 338,000 square kilometres.  The fall drill program and old core assay program returned positive results and support gold and tungsten mineralization at higher grades compared to previous block model.  The Monument Bay mineral resource inventory is 1.8 million ounces of gold, contained in 36.6 million tonnes of ore at a grade of 1.52 g/t in indicated mineral resources and 1.8 million ounces of gold, at 41.9 million tonnes of ore at a grade of 1.32 g/t in inferred mineral resources.

Pilar, Brazil

The Pilar 2014 mineral reserve model was originally designed contemplating mining rates for high bulk tonnage methods.   In late 2014 and in 2015, the Company embarked on a program to change mining methods, cut off grades and drill hole spacings for mineral reserve categorization in order to accommodate a much more selective mining approach and mineral reserve optimization at the Pilar mine. Drill hole spacings for mineral resource categorization were subsequently tightened, dilution factors were modified and narrow view mining economics applied. The result of which was a reduction in proven and probable mineral reserves, with partially offsetting increases in measured and indicated mineral resources, and inferred mineral resources.  The Company believes that with further planned infill drilling at Pilar, the Company will continue to convert those inferred mineral resources successfully.  The mineral resources at the Pilar mine remain open in all directions and the Company continues to step out and infill to expand mineral reserves.  The new mining method changes have resulted in a significant performance improvement at Pilar, which is expected to be sustainable over the life of mine.

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Gold mineral reserves as at December 31, 2015 were 342,000 ounces contained in 4.3 million tonnes of ore at a grade of 2.47 g/t.  Measured and indicated mineral resources of gold were 360,000 ounces contained in 4.0 million tonnes of ore at an average grade of 2.81 g/t.  Inferred mineral resources of gold were 2.0 million ounces contained in 18.7 million tonnes of ore at an average grade of 3.40 g/t.

In 2016, as part of the planned drilling and exploration program, there will be an evaluation and effort to upgrade mineral resources into mineral reserves.

Fazenda Brasileiro, Brazil

Gold mineral reserves were 392,000 ounces contained in 6.5 million tonnes of ore at a grade of 1.88 g/t.  Measured and indicated mineral resources of gold were 229,000 ounces contained in 1.9 million tonnes of ore at a grade of 3.72 g/t.  Inferred mineral resources of gold were 91,000 ounces contained in 1.6 million tonnes of ore at a grade of 1.81 g/t.

The increase in mineral reserves and mineral resources is attributable to expanded in-mine exploration which resulted in the conversion of inferred mineral resources to measured and indicated mineral resources.

C1 Santa Luz, Brazil

Gold mineral reserve ounces were reclassified to measured and indicated mineral resources at C1 Santa Luz as the mine was previously placed in care and maintenance.

In 2016, as part of the planned drilling and exploration program, and a feasibility study planned for mid-2016, the focus will be on the reclassification and upgrade of ounces from several categories of mineral resources back into the mineral reserves category.
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Fourth Quarter and Full Year 2015 Conference Call Information:

The Company will host a conference call and webcast to discuss fourth quarter and full year 2015 results on February 19, 2016 at 9:00 a.m. ET.

Toll Free (North America):	1-800-355-4959
Toronto Local and International:	416-340-8527
Webcast:	www.yamana.com

Conference Call REPLAY:
Toll Free (North America):	1-800-408-3053	Passcode 2022543
Toronto Local and International:	905-694-9451	Passcode 2022543

The conference call replay will be available from 12:00 p.m. ET on February 19, 2016 until 11:59 p.m. ET on March 4, 2016.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

Qualified Persons

Other than as set forth herein, William Wulftange, P.Geo., Senior Vice President, Exploration for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

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Mineral Reserves (Proven and Probable)
The following table sets forth the Mineral Reserve estimates for the Company's mineral projects as at December 31, 2015.
	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	3,125	0.35	35	63	0.29	1	3,188	0.35	36
Canadian Malartic (50%)	27,446	0.97	860	83,320	1.12	3,002	110,766	1.08	3,863
Cerro Moro	-	-	-	1,954	11.38	715	1,954	11.38	715
Chapada	263,900	0.20	1,738	315,621	0.23	2,380	579,521	0.22	4,118
El Peñón	805	7.05	183	8,288	4.78	1,273	9,093	4.98	1,456
Gualcamayo	11,284	1.32	479	14,446	1.05	488	25,730	1.17	967
Jacobina	2,689	2.03	176	19,042	2.97	1,819	21,731	2.86	1,995
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.87	1,082
Mercedes	415	6.07	81	1,976	3.97	252	2,390	4.33	333
Minera Florida Ore	744	4.01	96	3,480	3.72	416	4,224	3.77	512
Minera Florida Tailings	2,982	0.88	84	-	-	-	2,982	0.88	84
Total Minera Florida	3,727	1.50	180	3,480	3.72	416	7,206	2.57	596
Yamana Gold Mineral Reserves	319,741	0.44	4,529	450,520	0.73	10,630	770,261	0.61	15,159
C1 Santa Luz	-	-	-	-	-	-	-	-	-
Fazenda Brasileiro	4,599	1.94	286	1,897	1.74	106	6,496	1.88	392
Pilar	390	4.09	51	3,916	2.31	291	4,306	2.47	342
Brio Gold Mineral Reserves	4,989	2.10	337	5,813	2.12	397	10,802	2.11	734
Total Gold Mineral Reserves	324,730	0.47	4,866	456,333	0.75	11,027	781,063	0.63	15,895
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	-	-	-	1,954	648.3	40,723	1,954	648.3	40,723
El Peñón	805	159.1	4,117	8,288	171.3	45,647	9,093	170.2	49,765
Mercedes	415	60.2	803	1,976	46.4	2,947	2,390	48.8	3,750
Minera Florida Ore	744	27.4	655	3,480	17.7	1,984	4,224	19.4	2,638
Minera Florida Tailings	2,982	12.7	1,221	-	-	-	2,982	12.7	1,221
Total Minera Florida	3,727	15.7	1,876	3,480	17.7	1,984	7,206	16.7	3,860
Total Silver Mineral Reserves	4,946	42.7	6,796	15,697	180.9	91,301	20,644	147.8	98,098
Agua Rica	384,871	3.7	46,176	524,055	3.3	56,070	908,926	3.5	102,246

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	3,125	0.37	26	63	0.27	0	3,188	0.37	26
Chapada	263,900	0.27	1,555	256,751	0.26	1,478	520,651	0.26	3,033
Total Copper Mineral Reserves	267,025	0.27	1,581	256,814	0.26	1,478	523,839	0.26	3,059
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,790

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	3,727	0.84	69	3,480	1.66	127	7,206	1.23	196
Total Zinc Mineral Reserves	3,727	0.84	69	3,480	1.66	127	7,206	1.23	196

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	3,125	0.012	0.80	63	0.012	0.02	3,188	0.012	0.82
Total Moly Mineral Reserves	3,125	0.012	0.80	63	0.012	0.02	3,188	0.012	0.82
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

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Mineral Resources (Measured, Indicated, and Inferred)
The following table sets forth the Mineral Resource estimates for the Company's mineral projects as at December 31, 2015.
	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated			Inferred Mineral Resources
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	10,250	0.30	99	563	0.22	4	10,813	0.30	103	125	0.22	1
Amalgamated Kirkland (50%)	-	-	-	634	6.51	133	634	6.52	133	1,187	5.32	203
Arco Sul	-	-	-	-	-	-	-	-	-	5,000	4.02	646
Canadian Malartic (50%)	1,752	1.32	74	11,079	1.55	550	12,831	1.51	625	4,494	1.47	213
Cerro Moro	-	-	-	3,321	2.23	238	3,321	2.23	238	4,427	1.96	279
Chapada	22,209	0.23	164	225,531	0.26	1,873	247,740	0.26	2,037	133,118	0.23	972
El Peñón	858	10.55	291	2,876	6.64	614	3,733	7.54	905	6,729	7.02	1,519
Gualcamayo	66,130	1.01	2,150	53,110	1.35	2,301	119,240	1.16	4,451	21,582	2.22	1,543
Hammond Reef (50%)	82,831	0.70	1,862	21,377	0.57	388	104,208	0.67	2,251	251	0.72	6
Jacobina	13,931	2.26	1,013	19,153	2.54	1,562	33,084	2.42	2,575	15,359	3.14	1,549
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139	1,118	4.49	161
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760	37,900	0.50	620
Lavra Velha	-	-	-	-	-	-	-	-	-	3,934	4.29	543
Mercedes	583	5.53	104	4,379	3.08	433	4,961	3.36	537	2,157	3.45	239
Minera Florida	1,179	6.11	231	3,912	5.05	636	5,091	5.30	867	5,281	5.50	933
Monument Bay	-	-	-	36,581	1.52	1,787	36,581	1.52	1,787	41,946	1.32	1,781
Suyai	-	-	-	4,700	15.00	2,286	4,700	15.00	2,286	900	9.90	274
Upper Beaver (50%)	-	-	-	4,403	6.36	900	4,403	6.36	900	3,450	5.93	658
Yamana Gold Mineral Resources	216,244	0.92	6,390	525,687	0.96	16,204	741,931	0.95	22,593	288,958	1.31	12,141
C1 Santa Luz	0	0.00	0	31,809	1.62	1,657	31,809	1.62	1,657	12,328	2.38	943
Fazenda Brasileiro	1,539	3.86	191	372	3.15	38	1,912	3.72	229	1,573	1.81	91
Pilar	266	5.07	43	3,715	2.65	316	3,981	2.81	360	18,668	3.40	2,041
Brio Gold Mineral Resources	1,805	4.04	234	35,896	1.74	2,011	37,701	1.85	2,246	32,569	2.94	3,075
Total Gold Mineral Resources	218,050	0.94	6,625	561,583	1.01	18,215	779,632	0.99	24,840	321,527	1.47	15,215
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896	642,110	0.12	2,444

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	-	-	-	3,321	190.3	20,313	3,321	190.3	20,313	4,427	101.3	14,415
Chapada	-	-	-	82,161	1.4	3,775	82,161	1.4	3,775	27,553	1.1	982
El Peñón	858	287.0	7,913	2,876	206.2	19,069	3,733	224.8	26,982	6,729	268.4	58,073
Mercedes	583	65.6	1,229	4,379	32.6	4,588	4,961	36.5	5,817	2,157	28.9	2,001
Minera Florida	1,179	45.2	1,713	3,912	25.7	3,238	5,091	30.3	4,952	5,281	29.7	5,050
Suyai	-	-	-	4,700	23.0	3,523	4,700	23.0	3,523	900	21.0	575
Total Silver Mineral Resources	2,619	128.9	10,855	101,349	16.7	54,507	103,968	19.6	65,362	47,046	53.6	81,096
Agua Rica	27,081	2.3	2,042	173,917	2.9	16,158	200,998	2.8	18,200	642,110	2.3	48,124

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	10,250	0.31	70	563	0.25	3	10,813	0.31	73	125	0.23	1
Chapada	14,383	0.22	69	143,370	0.24	769	157,753	0.24	838	105,565	0.29	678
Upper Beaver (50%)	-	-	-	4,403	0.36	34	4,403	0.36	34	3,450	0.42	32
Total Copper Mineral Resources	24,633	0.26	139	148,335	0.25	807	172,968	0.25	945	109,140	0.30	711
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,714	642,110	0.34	4,853

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	1,179	2.07	54	3,912	1.60	138	5,091	1.71	192	5,281	1.48	173
Total Zinc Mineral Resources	1,179	2.07	54	3,912	1.60	138	5,091	1.71	192	5,281	1.48	173

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	10,250	0.012	2.73	563	0.014	0.17	10,813	0.012	2.90	125	0.014	0.04
Total Moly Mineral Resources	10,250	0.012	2.73	563	0.014	0.17	10,813	0.012	2.90	125	0.014	0.04
Agua Rica	27,081	0.05	29	173,917	0.04	142	200,998	0.04	172	642,110	0.03	480

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Mineral Reserve and Mineral Resource Reporting Notes
1. Metal Prices Cut-off Grades and Recoveries:

Mine	Mineral Reserves	Mineral Resources

Amalgamated Kirkland (50%)	N/A	$1,200 Au, cutoff grade at 2.5 g/t Au
Alumbrera (12.5%)	$1,095 Au, $2.54 Cu, $5.87 Mo. Open pit cutoff at 0.22% CuEq. Metallurgical recoveries are 83% for Cu and 71% for Au.	0.22% Cueq within economic envelope
Arco Sul	N/A	2.5 g/t Au cutoff
Canadian Malartic (50%)	$1,150 Au, Cutoff grades range from 0.345 to 0.351 g/t Au. Metallurgical recoveries for Au range from 82% to 90% dependent on zone.	$1,150 Au, Cutoff grades range from 0.34 to 0.40 g/t Au inside pits and 1.0 g/t Au below Open pit .
Cerro Moro	$950 Au and $18.00 Ag, Open pit cut-off at 3.4 g/t Aueq and Underground cut-off at 6.2 g/t Aueq. Metallurgical recoveries are 95% for Au and 93% for Ag.	1.0 g/t Aueq cut-off
Chapada
$1,150 Au, $3.00 Cu, $18.00 Ag; $5.17 NSR cut-off (Main Pit, Corpo Sul and Cava Norte).
$900 Au; 0.2 g/t Au cut-off for oxide ore and 0.3 g/t Au cut-off for sulphide ore in Suruca Gold Project.
Metallurgical recoveries for Cu are 83% and Au ranges from 52% to 85% dependent on zone.

$1,500 Au, $3.50 Cu and $5.17 NSR cut-off out of pit for Chapada Mine (Main Pit, Corpo Sul, Cava Norte and Corpo NE).
0.2 g/t Au cut-off for oxide and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project.

El Peñón	$1,150 Au, $18.00 Ag, Variable cut-off for Underground and 1.2 g/t Aueq cut-off for Open Pit. Metallurgical recoveries for Au ranges from 82% to 97% and Ag ranges from 56% to 95% dependent on zone.	3.9 g/t Aueq cut-off
Gualcamayo
$1,150 Au: 1.49 g/t Au Cut-off UG: cut-offs for OP, 0.32 g/t Au for QDD Upper and 0.52 g/t Au for AIM.
Metallurgical recoveries for Au open pit ore range from 40% to 63% and 63% for Au underground ore.
1.00 g/t Au Cut-off UG: cut-offs for OP, 0.20 g/t Au for QDD Upper and 0.5 g/t Au for AIM.
Hammond Reef (50%)	N/A	$1,400 Au, Open pit cutoff 0.32 g/t Au West Pit and 0.34 g/t Au East Pit
Jacobina	$950 Au; 1.45 g/t Au cut-off. Metallurgical recovery for Au is 94%.	0.5 g/t Au cut-off UG, 1.5 g/t Au cutoff for Pindobacu
Jeronimo (57%)	$900 Au, 2.0 g/t Au cut-off. Metallurgical recovery for Au is 86%.	2.0 g/t Au cut-off
La Pepa	N/A	$780 Au, 0.30 g/t Au cut-off
Lavra Velha	N/A	$1300 Au, $3.50 Cu and 0.2g/t Au, 0.1% Cu cut-offs
Mercedes	$1,150 Au, $18.00 Ag, 3.0 g/t Aueq. Metallurgical recoveries are 94% for Au and 33% for Ag.	2.0 g/t Aueq cut-off for Mercedes and 0.4 g/t Aueq cut-off for Rey de Oro.
Minera Florida	$1,150 Au, $18.00 Ag, $1 lb Zn, 2.12 g/t Aueq cut-off and Florida tailings cut-off N/A. Metallurgical recoveries are 85% for Au, 65% for Ag and 70% for Zn.	2.22 g/t Aueq cut-off
Monument Bay	N/A	$1,200 Au, 0.4 and 0.7 g/t cutoff for open pit cutoff and 4.0 g/t Au cutoff for underground.
Suyai	N/A	5.0 g/t Au cut-off
Upper Beaver (50%)	N/A	$1,200 Au and $3.00 Cu, Underground cutoff 2.5 g/t Au
C1-Santa Luz	N/A	$1,500 pit with 0.5 g/t Au cutoff for open pit resources. 1.5 g/t Au cutoff for C1 underground high grade ore.
Fazenda Brasileiro	$1,150 Au, 1.06 g/t Au UG and 0.4 g/t Au open pit cut-off. Metallurgical recovery for Au is 91%.	$1,500 pit with 0.5 g/t Au cutoff for open pit and underground; just pillars and stopes that could be economic.
Pilar	$1,150 Au, 1.17 g/t Au cut-off for Pilar and 1.01 g/t Au for Maria Lazara. Minimum mining width 1.0 m for Pilar and 1.4 m for Maria Lazara. Metallurgical recovery for Au is 95%.	2.0 g/t Au cut-off at Pilar
Agua Rica	$1,000 Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo. Metallurgical recoveries are 85% for Au and 53% for Ag.	0.2% Cu cut-off

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2.  All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3. All Mineral Resources are reported exclusive of Mineral Reserves.

4. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5. Mineral Reserves and Mineral Resources are reported as of December 31, 2015.

6. For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates for material properties, see the qualified persons list below.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Canadian Malartic	Donald Gervais, P. Geo., Canadian Malartic GP	Donald Gervais, P. Geo., Canadian Malartic GP
Chapada	Luiz Pignatari, EDEM Engnharia
Marcos Valencia A. P.Geo., Registered Member of Chilean Mining Commission, Corporate Manager R&R, Andes/Mexico, Yamana Gold Inc.                                                                                                                                           Felipe Machado de Araujo, Member of Chilean Mining Commission, Mineral Resources Coordinator Brazil, Yamana Gold Inc.

El Peñón	Carlos Bottinelli Otárola, P. Eng. Registered Member of Chilean Mining Commission, Development Manager, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Registered Member of Chilean Mining Commission, Corporate Manager R&R, Andes/Mexico, Yamana Gold Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company's strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessment and any related enforcement proceedings..  Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend," "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the  expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company's hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core asset dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company's current and annual Management's Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.

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NON-GAAP AND ADDITIONAL MEASURES

The Company has included certain non-GAAP measures including Cash costs per ounce of gold, Cash costs per ounce of silver, Co-product cash costs per ounce of gold, Co-product cash costs per ounce of silver, Co-product cash costs per pound of copper, All-in sustaining costs per ounce of gold, All-in sustaining costs per ounce of silver, All-in sustaining co-product costs per ounce of gold, All-in sustaining co-product costs per ounce of silver, Adjusted earnings or loss, Adjusted earnings or loss per share and Net debt, to supplement its Consolidated Annual Financial Statements, which are presented in accordance with IFRS.  The term IFRS and generally accepted accounting principles ("GAAP") are used interchangeably throughout this news release.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses "cash costs" because it understands that certain investors use this information to determine the Company's ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.  Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company's ability to generate operating earnings and cash flows from its mining operations.  This data is furnished to provide additional information and is a non-GAAP measure.  It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

The Company's business model is focused on the production and sale of precious metals - gold and silver, which accounts for a significant portion of the Company's total revenue generated.  The emphasis on precious metals therefore entails the necessity to provide investors with cash costs information that is relevant to their evaluation of the Company's ability to generate earnings and cash flows for use in investing and other activities.

Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about the Company's underlying cash costs of operations in isolating the impact of precious metal production volumes and the impact of by-product credits on the Company's cost structure.  Cash costs are computed net of by-products or on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce.  Silver production is no longer treated as a gold equivalent.  The Company reports production and cost information for gold, silver and copper separately and in addition, by-product costs for gold and silver, applying copper as the credit based on revenue contribution.  There is no change in the calculation of copper cash costs.

With this realignment, the KPIs are as follows:

•	Cash costs of gold and silver on a by-product basis - shown on a per ounce basis.
o	The Attributable Cost for each metal is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to gold and silver ounces produced, thereby allowing the Company's management and stakeholders to assess net costs of precious metal production. These costs are then divided by gold and silver ounces produced.
•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.

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o	Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.
o	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.
•	Cash costs of copper on a co-product basis - shown on a per pound basis.
o	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

All-in Sustaining Costs

All-in sustaining costs per ounce of gold and silver seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on cash costs and co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense.  All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining costs reflect by-product copper revenue credits and 100% of the aforementioned cost components.
All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Cash costs per ounce of gold and silver, co-product cash costs per ounce of gold and silver, all-in sustaining costs per ounce of gold and silver and all-in sustaining co-product costs per ounce of gold and silver are from continuing operations and, as applicable, exclude Ernesto/Pau-a-Pique, a discontinued operation.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures "Adjusted Earnings or Loss" and "Adjusted Earnings or Loss per share" to supplement information in its Consolidated Annual Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.
The terms "Adjusted Earnings or Loss" and "Adjusted Earnings or Loss per share" do not have a standardized meaning prescribed by IFRS, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies.   Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company's profitability from operations.  The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company's past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

ADJUSTED OPERATING CASH FLOWS

The Company uses the financial measures "Adjusted Operating Cash Flows" to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance. The presentation of Adjusted Operating Cash Flows is not meant to be a substitute for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Operating Cash Flows is calculated as the sum of cash flows from operating activities before changes in working capital and non-recurring cash items such as the cash on deferred revenue, transaction costs on acquisition, reorganization and demobilization costs which are paid in cash. Reconciliations of Adjusted Operating Cash Flows to cash flows from operating activities before changes in working capital is provided in Section 5.1, Annual Overview of Financial Results and Section 5.3 Fourth Quarter Overview of Financial Results for the year and three months ended December 31, 2015, respectively.

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NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its Consolidated Annual Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance.  The presentation of Net Debt is not meant to be a substitute for the debt information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Net Debt is calculated as the sum of the current and non-current portions of long-term debt excluding debt assumed from the Company's 50% interest in Canadian Malartic which is neither corporate nor guaranteed by the Company net of the cash and cash equivalent balance as at the balance sheet date.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  The following other financial measures are used:

•	Gross margin excluding depletion, depreciation and amortization- represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.
•	Mine operating earnings - represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax recovery/expense.
•	Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.
•	Depletion, depreciation and amortization ("DDA") per ounce of gold and silver, and per pound of copper — is a unitary measure of DD&A, based on ounces of gold and silver, and pound of copper sold to supplement the Company's disclosure with respect to the performance of each of the operation mines.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies.  The Company's management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management's view, provide useful information of the Company's cash flows from operating activities and are considered to be meaningful in evaluating the Company's past financial performance or the future prospects.

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